Exhibit (a)(5)(xvii)

Jeff Henley

Chuck Phillips

Q&A

Key:	Jeff: Jeff Henley

Chuck: Chuck Phillips

Questionable words/phrases in [brackets]

Jeff:    Good morning. On July 6th, we announced the cash tender offer for the shares of PeopleSoft Corporation at $16.00 a share. Oracle remains absolutely committed to reaching a successful conclusion of our tender offer for PeopleSoft.

We believe this transaction is in the best interest of the shareholders and customers of both companies. As many of you also know, the Oracle management team is in meeting extensively with the shareholders of PeopleSoft over the last three business days.

Through these meetings, we have received input from a broad range of shareholders to represent the majority of the outstanding PeopleSoft shares. Most of these shareholders are also orders of stocks in Oracle Corporation.

In meeting with the investors, we shared with our views on the significant and exciting potential of an Oracle/PeopleSoft business combination. It was clear to us that ______ was that both companies endorse the strategy in concept behind our acquisition.

Every shareholder we met, recognized the sizable synergies inherent in this acquisition and that Oracle would become a more

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significant competitor to Microsoft, SAP and other companies in the software industry.

Investors have told us also that they believe some of the rationalizations of the highly fragmented software and it was nearly that 3,000 vendors is overdue. After several years of a very tough spending environment for the software industry, investors remain concerned about the growing number of unprofitable software companies.

Investors know this is a highly competitive industry and software buyers remain conservative and focused on price. To remain profitable, software companies will have to build economies of scale.

We listened closely to the owners of PeopleSoft. Based on that input, we decided to raise our all cash offer to $19.50. This represents a 29% increase to the PeopleSoft stock price prior to the announcement of Oracle’s cash tender offer on June 6th. Of course, we’re not going to pay a premium for a [piece] PeopleSoft’s cash so if you exclude the cash, we’re paying a 48% premium on the value they’re [on drawing] business from that June 6th date.

This transaction will immediately be equated for Oracle shareholders exclusive of amortization and tangibles. And within a year, it should be accretive on a GAAP basis. This substantial increase in price also demonstrates our strong desire to swiftly conclude this transaction.

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Our revised price represents a great value for PeopleSoft shareholders, especially in the light of PeopleSoft’s business. The business of PeopleSoft is declining at an accelerating pace. Licensing revenues were down 39% in the March quarter, compared to 13% decline in Q1 last year.

PeopleSoft’s solution for arresting this negative momentum is to buy J.D. Edwards, an unprofitable company that has never reported, even at the peak of the technology spending boom, annual operating margins greater than 11% and that had single digit margins for most of its corporate history.

Our increased bid represents a higher price than where the PeopleSoft stock closed 87% of the time over the last year.

We are confident we will prevail with our revised price. Let me now turn it over to Chuck Phillips to make a few additional comments.

Chuck:    Thanks, Jeff. This is a win/win transaction. First, PeopleSoft shareholders win. PeopleSoft shareholders receive certain cash value with no exit risk. PeopleSoft customers win. We are extending the support periods for PeopleSoft products. Contrary to numerous reports in the press, we do not plan to eliminate support for PeopleSoft products, period.

PeopleSoft customers will not be forced to migrate to Oracle applications, period. Instead, when any of these customers elect to migrate to the Oracle E-Business suite, they will receive a

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free license upgrade for like modules and access to the only enterprise application suite built on Internet technology.

Oracle customers win. Oracle customers will benefit from the additional developers and intellectual property acquired. The best features and ideas from PeopleSoft will be incorporated into future versions of the E-Business suite. Oracle shareholders win. The transaction will be immediately accretive for Oracle shareholders, exclusive of amortization of intangibles. The combined company will be second largest applications company and will compete effectively with Microsoft, SAP, and other companies in the increasingly competitive enterprise applications industry.

Our forecast of earnings accretion is not predicated on unrealistic assumptions resulting from a desperate attempt to build a financial case. Our numbers are conservative and logical. Oracle has been responsive to PeopleSoft shareholders’ views. We strongly suggest PeopleSoft’s board show the same concern for its own shareholders’ interest.

Our revised bid represents a compelling cash offer for PeopleSoft shareholders. Unfortunately, PeopleSoft’s management restructured their deal with J.D. Edwards to remove the ability of PeopleSoft shareholders to [vote] with respect to that transaction and, if left in place, their poison pill ______, unless removed, will prohibit shareholders from deciding for

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themselves if they want a higher cash offer. PeopleSoft shareholders should have a choice.

As indicated in our press release, we are commencing litigation in Delaware today in order to reverse this pattern of entrenchment and enable that choice. In that suit, Oracle contends that PeopleSoft and its board breached their fiduciary duties and failed to act in the best interest of PeopleSoft shareholders.

We encourage you to call PeopleSoft at 1-800-380-7638, I repeat, 1-800-380-7638, and, one, urge their board to redeem the poison pill, and, two, meet with Oracle management immediately. With that, we’re open for questions.

Operator:    Thank you, the question and answer session will be conducted electronically. If you would like to ask a question, please press the * key followed by the digit 1 on your touchtone phone. If you are on a speakerphone, please remove your mute function to allow your signal to reach our equipment. Also, we ask that you limit yourself to one question.

Again, if you would like to ask a question, press *1 on your touchtone telephone. We’ll pause for just one moment to assemble the roster.

[pause]

Operator:    And our first question will come from David Hall of Freidman, Billings & Ramsey.

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David:    Great, thank you. I was hoping you can share a little more color, when you guys talked about the deal being accretive, maybe try to quantify that with some type of range and help us understand the current outlook for PeopleSoft’s revenues, how much of that would you expect to take the first year, fiscally, on the license side? Thank you.

Jeff:    Yeah. This is Jeff Henley. We have not been specific as to the exact numbers and so forth. What we have said is that, clearly, the support revenue, we would expect to continue for some significant time because we expect many of the PeopleSoft customers would not quickly move over to the Oracle platform.

But we believe over the long haul that many will because they’ll see the value of the next generation product that we’ll offer.

So the maintenance revenues are going forward, will be pretty steady. However, the rest of the revenues, the license revenues, the consulting revenues, the education and so forth, we would expect those to drop significantly. We will be offering PeopleSoft customers the right to buy additional PeopleSoft software and, certainly, some of them will do that, but we’re not going to be offering it to new customers and so forth, so they will be significant revenue decline, but for maintenance, and to offset that, there will be a significant reduction in expense.

We will be sure to have adequate support around call center support, around development and so forth, because we are very

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committed to maintaining the quality of the current PeopleSoft versions, other than version 8, but in many of the other areas, not surprisingly, there would be a combination of effort around selling, marketing, ______ and so forth, so there would be a very significant reduction in expense, so all of that, as we said in the call, would be accretive before the amortization of intangibles. This deal will have a fair amount of intangibles that will have to be amortized, a significant portion of which we have to amortize, but, as I said earlier, we expect within a year, even including the amortization of intangibles, this should be accretive to the Oracle shareholders.

David:    We’ve heard from the field that PeopleSoft is putting a clause in some of their contracts where they’re guaranteeing a refund to customers if Oracle does acquire them. I guess, what is your take on that? Is that legal, in your sense, and have you heard that, and what do you think?

Chuck:    Well, we’ll have. We’ve heard rumors. We don’t really know, so we’ll have to see the details to be able to comment. Obviously, if they’re doing something like that, it’s a pretty egregious act, but I don’t know if it’s a fact or not.

David:    Okay. Thank you.

Operator:    Thank you. Moving on, we’ll hear next from Rick [Sheldon] of Goldman Sachs.

Rick:    You just answered it. The clarification was on the amortization. You’re saying it’s accretive after the first year,

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even with the intangibles, and the reason for that is that what will not pick up the full maintenance fees the first year because we can’t pick up all the different revenues and purchase accounting.

Chuck:    That’s correct. It is what I would describe as a somewhat peculiar accounting treatment, so that you write down some of this deferred revenue and you really don’t, for the first year, recognize a normal amount of maintenance, but then you pick that up after the first year.

Rick:    How much of their maintenance would you anticipate being able to pick up and how much would you have to push out?

Chuck:    Again, I haven’t given out any of the details because it differs by quarters, so perhaps we’ll come back to this at a later time, but at this point, suffice to say that even with ______ amount of intangibles, within a year, we expect this to be fully accretive on a GAAP basis.

Operator:    Thank you. Next, we’ll hear from Brendan ______ of Pacific Quest Securities.

Brendan:    Thank you. Does this mean that you’ll continue to sell the PeopleSoft products for some period of time, and if so, do you have any ideas on how long that may be? Chuck?

Chuck:    Yeah. Well, I think what we’ve said is that our intention is for the E-Business suite to be the go-forward product forestalling new licenses. However, there will be some customers who need to, for existing installations, to buy some

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additional [seats] so we’ll have a limited capability for them to do that, via telesales and maybe some limited presence in the field, but we won’t actively be pushing that, but for customers who want that, they’ll be able to buy it.

Brendan:    Do you have any timeframe on that? How long do you think you’ll leave that opportunity open for?

Chuck:    We haven’t come up with a timeframe. We’ll see what makes sense as we speak with customers.

Jeff:    Again, we intend to support these products for a long time, so I wouldn’t see why we wouldn’t be willing to take orders for additional seats.

Brendan:    Great. Is there any timing on the lawsuits that are out there? I know, a year-long suit against [JDED] and when we might see some first response back so that [JDED] can move ahead with this and then also, PeopleSoft’s injunctive claim that went in on Monday to try to prevent you guys from going forward with this? Do you know what the timeline is [talk over]

Chuck:    Truly in the hands of the courts, so I wouldn’t want to speculate.

Brendan:    Okay. Thanks.

Operator:    Thank you. Moving on to Cash ______ of [Marcovia] Securities.

Cash:    Hi. Thank you very much. Just wondering, a technical question here. What percentage of PeopleSoft shares outstanding have to be tendered to Oracle for you to consummate the merger,

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and have you identified any potential roadblocks with the PeopleSoft ownership structure ala the larger shareholder that you might have to work around in order to consummate the ______.

Chuck:    Well, again, we need a simple majority of the shares to be tendered. I don’t believe the insiders have a majority, so, by definition, I don’t think that should be a problem. However, the single most important issue is that the board has to redeem their poison pills, so I think that’s the thing that we’ve urged all shareholders. We’ve sued them as well to get them to face up to the reality that they need to get rid of this pill.

Cash:    Okay. Thank you very much.

Operator:    Thank you. Breck Bill of Prudential has our next question.

Breck:    You mentioned the free license upgrade. Any current thoughts on how you’re going to help those guys on the services side. I know Larry mentioned creating better migration tools, but the services side is obviously going to be the most expensive for the customer to incur that upgrade.

Jeff:    Chuck.

Chuck:    Yeah, we’ve already had a lot of our partners express interest in building migration practices, so there’s plenty of people who are interested in doing that. As you know, we’ve been pushing aggressively offshore, so that’s another way to lower the costs, so we have some ideas on that, and we think, given access

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to the code and given access to the developers, the migration tools should be much more robust, which means you need less services if we build them right.

Jeff:    And, again, I would add that our assumption is that customers will choose to upgrade when they want to upgrade, and even if they had – we’re going to a new version of PeopleSoft, which they wouldn’t be, in this case – there’s costs and expense to upgrade, any time you upgrade, so our goal is to make this very seamless and smooth so that it’s not substantially more challenging than a regular upgrade to a next version of PeopleSoft. The upgrade for PeopleSoft 7 to 8 was quite difficult, quite complex. Oracle would make it actually less complicated, less painful.

Breck:    And just assuming the deal closes, what are the implications for the pricing environment, in your mind, for the industry?

Jeff:    I think that the pricing in this industry has continued to drop over the years, and, certainly, the recession intensified it, so I think there’s lots of competition. Everybody wants more than their fair share. That never changes.

The other thing is that customers are really asking the tougher questions about RoI and so forth more than ever, and so I think our strategy has been to continue to lower the cost of ownership for customers. I mean, I think irrespective of competition even, the thing that drives decisions is for

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customers to get a lower cost of ownership, so they can justify taking on new projects and doing more things, so we have had an aggressive effort, as you know, around the whole Linux platform, as a way to lower hardware costs, a way to rapidly implement through business flows and moving some of our mix of work to India, so we can lower the average billing rate. We’ve got an outsourcing option, so we’re very aggressively trying to get the cost of ownership down, forgetting even competition, because that is so critical to customers to be able to be comfortable that they’re making a good investment and so forth.

But, on top of that, we’ve got a lot of big and small competitors, so obviously, historically, that has been the trend in the software industry. The prices, but for Microsoft, who raised their prices over the years, in database or applications, these prices typically fall over time.

Breck:    Thanks.

Jeff:    And, Breck, one more point on that last question. We can use our outsourcing service to lower the cost of migration as a path to migration. We can outsource it while people are doing that conversion.

Operator:    Thank you. Charles [diBono] of Sanford Bernstein has our next question.

Charles:    Yes. I was wondering, given your legal response to the revised J.D. Edwards merger agreement, can you talk about any

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obstacle you see there, or are there any conditions on your revised bid related to the J.D. Edwards situation?

Jeff:    Yeah. I think that the only change we’ve made in the tender offer merger conditions is price, at this point. Our consent is still required for the change in the J.D. Edwards offer exchange. There are a number of other conditions, primarily that the pill, being the biggest single thing we’ve talked about earlier, which requires the actions of the board, so we’re looking forward to meeting with the PeopleSoft board and working on this so we can expedite this whole transaction.

Charles:    And, Jeff, are you still sort of on the same time schedule you were on initially?

Jeff:    Yes. That doesn’t change. We filed a week ago, last week for the ______ stop, and we’re trying to do everything we can to expedite this process through the regulatory authorities.

Charles:    Thank you.

Operator:    Cameron Steele of RBC Capital Markets.

Cameron:    Thanks. Just could you comment on how you guys view PeopleSoft’s consulting business as an asset, and assuming that a combined set of companies, what should we expect from, what do you intend to do with that line of business, and how should we think about it in a combined sense?

Jeff:    Okay, Chuck.

Chuck:    Honestly, there have been some very serious customer obligations to continue the existing projects, so we take those

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seriously and we’ll complete those obligations. But the duration of the contracts is roughly nine months to a year, so that will naturally wind down as those projects come to completion, but there’s certainly no reason for PeopleSoft customers to feel like those projects won’t get done. We will certainly commit to doing that.

Operator:    Our next question will come from Jim [Mendelsohn] of South [U Tech].

Jim:    Yes. Chuck, maybe you could comment a little bit on how your joint customers seem to be responding to this pending takeover and also give some comment on just the absolute number of overlapping customer for Oracle E-Business and PeopleSoft.

Jeff:    Well, I’ll start and Chuck can finish. I think that clearly we have some customers, a few of which we’ve actually disclosed publicly that already have decided to switch from PeopleSoft to Oracle, to get a combined platform of just Oracle applications, so I think customers see the merit of having a unified E-Business suite. I think that some PeopleSoft customers will have to get out there and get to know the functional owners, the HR Department or something, and, again, our message is we’re not going to change anything. You can continue to use your things, but I believe that once they realize the advancements we’ve made and the power of the E-Business suite, I think they, like Merrill Lynch and others, will begin to really understand

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the value of when the next generation comes around, wanting to move to the E-Business suite.

Chuck:    Yeah. I’ve heard some mixed comments. You’d expect that, given what they’re going through, but although some are concerned about it, there are other customers who are looking forward to receiving global support. Oracle is a much larger company with support operations in every major region, and for multi-national companies who are looking for that, they certainly appreciate that and look forward to Oracle supporting them in other markets.

Operator:    Thank you. Next we’ll hear from Pat Piper of Piper Jaffray.

Pat:    . . . get the first response back and right now, the tender offer runs through July 7th. With the change in price, are you not extending the timeframe of the tender offer? And then I have a quick follow-up.

Jeff:    No, it’s really not necessary, but, again, we certainly can and probably would extend the offer, but it’s just customary to keep a short leash on the date.

Pat:    Okay. And then, on the accretive and first quarter, I’m just trying to understand how that would be possible, given the need to write down all the deferred and actually get less revenue on the maintenance side. I’m just trying to understand the accretion right out of the gate.

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Jeff:    Well, again, we said, once we consummate the transaction, the first full quarter, but for amortization of intangibles, we think this can be accretive, so it means that we would very quickly have to reduce a lot of the costs. I think we’re capable of doing that, but we would be ready and willing and able to very quickly address that, so that’s really it. Just a question of our ability to execute some significant cost reduction very quickly.

Pat:    And that would exclude presumably the charge related to actually having to reduce costs as well?

Jeff:    Yeah. Actually, those charges don’t immediately run through the income statement. They get capitalized as part of the intangibles, and then get amortized as part of the intangibles over time.

Pat:    Okay.

Jeff:    At least some portion, some significant portion. We expect that some of this will remain as good will, but the majority of these costs will be amortized over a period of time.

Pat:    Thanks.

Operator:    And today’s final question will come from Adam Holt of J.P. Morgan.

Adam:    Good morning. Have your meetings over the last three days changed your thinking at all about the potential for including J.D. Edwards eventually from an acquisitive perspective?

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Jeff:    No. I don’t think anything’s really changed. We’re focused on the PeopleSoft offer that we’ve made, and we’ll take that first and deal with the J.D. Edwards later.

Adam:    Thanks.

Operator:    That does conclude today’s question and answer session. This is Jill. I’ll turn the conference back over to you for any additional or closing remarks.

__:    Okay, thank you, operator. That concludes the call.

[end of tape]

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995: Information in this release relating to Oracle’s future prospects (other than those statements relating to the tender offer) which are “forward-looking statements” are subject to certain risks and uncertainties that could cause actual results to differ materially, including, but not necessarily limited to, the following: (1) Economic, political and market conditions could continue to adversely affect purchasing decisions for computer software and services throughout the world. The war on terrorism and the potential for war or other hostilities in other parts of the world add to the climate of uncertainty that could adversely affect revenues. Delays in closing of sales, reductions in size of individual sales without an offsetting increase in volume or delays in product delivery can cause quarterly revenues and income to fall significantly short of anticipated levels. (2) Management’s ability to forecast revenues and control expenses, especially on a quarterly basis, continues to be a challenge. An unexpected decline in revenues without a corresponding and timely slowdown in expense growth could have a material adverse effect on results of operations. (3) Oracle is introducing new or revised versions of its products and services, such as Oracle 9i Database, Oracle 9iAS Application Server, E-Business Suite, Oracle Collaboration Suite and Outsourcing; the market acceptance and contribution to Oracle’s revenues of these new versions or products and services cannot be assured. (4) Oracle has made changes to its pricing model and sales organization, which could lead to a decline or delay in sales as its sales force and customers adjust to the new pricing policies and organizational changes. Intense competition in the various markets in which Oracle competes may also put pressure on Oracle to reduce prices on certain products. (5) The market for Oracle’s products is intensely competitive and is characterized by rapid technological advances and frequent new product introductions. There can be no assurances that Oracle will continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance. Oracle undertakes no obligation to update information contained in this release. For further information regarding risks and uncertainties associated with Oracle’s business, please refer to the “Risk Factors” section of Oracle Corporation’s SEC filings, including, but not limited to, its annual report on Form 10-K and quarterly reports on Form 10-Q, copies of which may be obtained by contacting Oracle Corporation’s Investor Relations Department at (650) 506-4073 or Oracle’s Investor Relations website at http://www.oracle.com/investor.

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003. Stockholders should read the Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.